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                 August 20, 2021

       Eric S. Yuan
       President and Chief Executive Officer
       Zoom Video Communications, Inc.
       55 Almaden Boulevard, 6th Floor
       San Jose, California 95113

                                                        Re: Zoom Video
Communications, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 13,
2021
                                                            File No. 333-258815

       Dear Mr. Yuan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Jamie Leigh, Esq.